UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

VERIFONE SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 001-32465

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

04-3692546
(IRS Employer Identification No.)

88 West Plumeria Drive
San Jose, CA 95134
(Address of principal executive offices, including zip code)

Albert Liu
408-232-7800
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
The registrant’s Conflict Minerals Report for the calendar year ended December 31, 2016 is attached hereto as Exhibit 1.01 and is publicly available at: http://ir.verifone.com/.
Item 1.02 - Exhibit
The registrant’s Conflict Minerals Report for the calendar year ended December 31, 2016 is attached hereto as Exhibit 1.01.
Section 2 - Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form for the calendar year ended December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VERIFONE SYSTEMS, INC.

By: /s/ Albert Liu Name: Albert Liu Title: Executive Vice President, Corporate Development and General Counsel
Date: May 31, 2017